Ex 99.69

FOR IMMEDIATE RELEASE

Torque Esports Enters into Definitive Purchase Agreement for Controlling Stake in Ferrari-Partnered Allinsports

TORONTO, ON, October 18, 2019 — Torque Esports Corp. (“Torque” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLF) – Torque Esports has signed a definitive share purchase agreement to acquire a 51 percent interest in the market-leading motorsport simulator manufacturer, Allinsports. The investment was previously announced by Torque on October 3, 2019.

Allinsports has been a technical partner to Ferrari Driver Academy since its conception in 2009, training future racing stars and supplying bespoke Ferrari simulators to very exclusive clients. Professional full-size and esports simulators are manufactured at Allinsports Italian manufacturing and development base in Marranello, Italy – located only 2.3 miles from the Ferrari factory.

“With this investment, Torque Esports will benefit from strong repeatable revenues from simulator sales and the development of new products as the racing esports market expands rapidly,” said Torque Esports President and CEO, Darren Cox. “Allinsports has developed racing simulators for the biggest teams in the world and we have already started integrating Allinsports simulators with our other properties.”

Allinsports not only manufacture high-end racing simulator systems used by leading race teams across the globe, but also produce the eRacer esports simulator rigs that will be used in Torque Esports’s upcoming “World’s Fastest Gamer” competition. Torque Esports will also be integrating Allinsports simulators into the world’s first dedicated esports racing arena. The state-of-the-facility is being built by Torque in Miami and is scheduled to open in 2020.

Torque’s esports arena will feature 30 Allinsports racing simulators which can be raced on individually, linked with the other racing rigs in the building, or globally networked to compete against drivers from all over the world. Professional drivers will also be able to take the next step with the installation of an Allinsports full-size full-motion simulator — the same type as used by major professional race teams around the world.

“Torque’s Miami arena is going to be quite unique because it’s not only going to be an esports arena, it will be a driver academy and allow young racers to progress through the ranks of esports and real-world racing,” Allinsports President Anton Stipinovich said. “Everybody in motorsports wants to come to Miami and there are moves to host a Formula 1 race here, making it the perfect location to showcase the first of many planned arenas.”

Allinsports also operates a concept venue in Miami that features another full-size full- motion racing simulator plus an esports “garage” where drivers can also train and compete in online events. Regular customers at the Miami facility include two-time Formula 1 World Champion and two-time Indy 500 winner Emmerson Fittipaldi; Monaco Grand Prix, two-time Indy 500 and three-time Rolex 24 at Daytona winner Juan Pablo Montoya; and 12-time Formula 1 racer winner, Rubens Barrichello.

South African-born Anton Stipinovich founded Allinsports in 2008. His Formula 1 career included stints at Ferrari, McLaren, and Red Bull — scoring multiple F1 world championships and more than 80 race wins. Most of his racing years were working for three high-profile Formula 1 racing teams including Ferrari, McLaren and Red Bull Racing as Head of Research and Development. Over a period of 20 years he has accrued multiple Formula 1 world championships and more than 80 race wins with these top- level race teams.

“By joining forces with Torque we’ll be able to rapidly expand our presence in this sector and help introduce more gamers to the life-like experiences of sim racing,” said Stipinovich. “Our experience with Ferrari in helping develop young drivers is also key for us in helping Torque Esports find new racing stars through programmes like World’s Fastest Gamer.”

The addition of Allinsports to Torque Esports broad esports portfolio is part of the company’s recent global restructure and resurgence. The Torque Esports group also includes the Barcelona, Spain-based esports and gaming data specialist, Stream Hatchet, plus the developer of the popular mobile racing games, F1 Mobile and Gear.Club – Lyon, France-based Eden Games.

“We now cover vast and broad revenue streams of the esports racing market – from mobile gaming through to simulators used by Formula 1 teams,” said Darren Cox. “We’re excited to work with Anton and his team to bring these life-like simulator experiences to more and more people with a key focus on esports.”

Summary of Transaction Terms

The parties have entered into a share purchase agreement dated October 18, 2019 which provides that Torque will acquire 51% of Allinsports for US$5,632,000 comprised of the following:

●	total cash consideration of US$1,900,000 to be payable in three tranches on or prior to November 30, 2019; and
●	1,985,424 common shares of Torque.

In addition, Torque shall have the option to purchase the remaining 49% of Allinsports beginning 18 months following the closing date and ending 24 months following the closing date for the lesser of: (i) ten times EBITDA for fiscal 2020; or (ii) US$20,000,000 based on certain milestones.

The TSX Venture Exchange (the “TSXV”) has provided conditional approval for the transaction, and the closing of the transaction remains subject to the final approval of the TSXV.

About Torque Esports Corp.

Torque Esports Corp. (TEC) recently restructured its business and leadership team. TEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, TEC is ready to lead the rush to profitability in the esports industry.

TEC aims to revolutionise esports racing and the racing gaming genre via its industry- leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly- owned subsidiary) TEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.

Cautionary Statement on Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon Torque’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information in this news release includes, but is not limited to, statements with respect to the closing of the acquisition of a 51% interest in Allinsports and the benefits of such acquisition. Forward-looking information necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the esports industry generally; the ability of Torque to implement its business strategies; competition; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Torque does not undertake any obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Torque to predict all such factors. When considering this forward-looking information, readers should keep in mind the risk factors and other cautionary statements in disclosure documents of Torque filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the disclosure documents could cause actual events or results to differ materially from those described in any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media Contact

Gavin Davidson

Torque Esports

gdavidson@torqueesports.com

gavin.davidson@gmail.com

705.446.6630

Investor Contact

CEO, President, Director

Darren Cox

darrencox@torqueesports.com